

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 14, 2018

<u>Via E-Mail</u>
Ms. Erin D. Pickens
Senior Vice President and Chief Financial Officer
Stratus Properties Inc.
212 Lavaca St., Suite 300
Austin, TX 78701

  Re: Stratus Properties Inc.
    Form 10-K for the year ended December 31, 2016
    Filed on March 16, 2017

    Form 8-K
    Filed on May 10, 2017

    Form 10-Q for the quarter ended June 30, 2017
    Filed on August 9, 2017
    File No. 001-37716

Dear Ms. Pickens:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kristi Marrone

        Kristi Marrone
        Staff Accountant
        Office of Real Estate &
        Commodities